Exhibit 99.1

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2017	2016
	US$	US$
	(UNAUDITED)
ASSETS
CURRENT ASSETS:
Cash	$7,167,677	$10,787,690
Accounts receivable, net	3,353	78,113
Other receivables	23,525	89,520
Other receivables, net-related party	32,649	-
Loan to related party	3,000,000	-
Advances to suppliers	537,714	238,776
Inventories, net	750,772	136,916
Assets held for discontinued operations	-	5,133
Total Current Assets	11,515,690	11,336,148

Property and equipment, net	607,384	1,406,140
Intangible assets, net	3,725,554	3,809,849
Total Assets	$15,848,628	$16,552,137

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$46,366	$72,451
Advances from customers	177,736	106,521
Accrued expenses and other current liabilities	468,263	643,324
Warranty obligation	-	146,271
Due to related parties	-	146,507
Total Current Liabilities	692,365	1,115,074

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 50,000,000 shares authorized, 17,312,586 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	47,281	47,281
Additional paid in capital	40,875,142	39,150,635
Accumulated deficit	(28,661,152)	(26,499,675)
Accumulated other comprehensive income	2,894,992	2,738,822
Total Equity	15,156,263	15,437,063
Total Liabilities and Equity	$15,848,628	$16,552,137

F-1

LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For Six Months Ended
	June 30,
	2017	2016
	US$	US$

Revenues - third parties	$397,643	$5,142,878
Revenues - related parties	17,911	-
Revenues	415,554	5,142,878

Costs of revenue - third parties	(1,093,048)	(7,790,628)
Costs of revenue - related parties	(37,252)	-
Costs of revenue	(1,130,300)	(7,790,628)

Gross loss	(714,746)	(2,647,750)

Service incomes	9,689	11,935
Service expenses	(485)	(17,728)
General and administrative expenses	(1,251,099)	(2,749,079)
Provision for doubtful accounts	(23,657)	(321,754)
Loss from warrant redemption	-	(1,091,719)
Selling expenses	(299,852)	(536,418)
Operating loss	(2,280,150)	(7,352,513)

Financial incomes (expenses)	10,269	(71,939)
Other incomes	138,463	-
Other expenses	(21,028)	(1,800)
Change in fair value of warrants liability	-	137,439
Loss before provision for income tax and non-controlling interest	(2,152,446)	(7,288,813)

Provision for income taxes	-	-

Net loss from continuing operations	(2,152,446)	(7,288,813)

Discontinued operations:
Loss from disposal of discontinued component, net of taxes	(9,581)	-
Income from operations of discontinued component, net of taxes	550	76,405

Net loss	(2,161,477)	(7,212,408)

Less: net loss attributable to non-controlling interest	-	(118,714)

Net loss attributable to Lianluo Smart Limited	$(2,161,477)	$(7,093,694)

Net loss from continuing operations	$(2,152,446)	$(7,288,813)

Net income (loss) from discontinued operations	(9,031)	76,405

Other comprehensive income (loss):
Foreign currency translation gain (loss)	156,170	(76,291)
Comprehensive loss	(2,005,307)	(7,288,699)
- less comprehensive loss attributable to the non-controlling interest	-	(137,037)

Comprehensive loss attributable to Lianluo Smart Limited	$(2,005,307)	$(7,151,662)

Loss per share
Basic and diluted	$(0.12)	$(1.13)

Weighted average number of common shares used in computation
Basic and diluted	17,312,586	6,281,650

F-2

 LIANLUO SMART LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For Six Months Ended
	June 30,
	2017	2016
	US$	US$

Cash flows from operating activities

Net loss	$(2,161,477)	$(7,212,408)
Less: net income (loss) from discontinued operations	(9,031)	76,405
Net loss from continuing operations	(2,152,446)	(7,288,813)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	231,969	575,368
Depreciation and amortization	1,073,764	478,953
Change in fair value of warrants liability	-	(137,439)
Provision for doubtful accounts	23,657	321,754
Change in warranty reserve	(146,271)	53,513
Loss from warrant redemption	-	1,091,719
Provision (recovery gain) from inventory obsolescence	(47,345)	2,706,597
Changes in assets and liabilities:
Decrease (Increase) in accounts receivable	84,885	(175,426)
Increase in advances to suppliers	(298,938)	(58,724)
Decrease in advance to supplier - related party	-	875,044
(Increase) Decrease in other receivables, net - related parties	(32,649)	21,337
Decrease in other receivables	32,213	-
(Increase) Decrease in inventories	(566,511)	145,796
Increase in long-term prepaid expenses	-	(27,212)
(Decrease) Increase in accounts payable	(26,085)	235,068
(Decrease) Increase in accounts payable - related parties	(146,507)	17,212
Increase (Decrease) in advances from customers	71,215	(23,080)
(Decrease) Increase in accrued expenses and other current liabilities	(175,061)	122,703
Increase in taxes payable	-	54,674
Net cash used in operating activities from continuing operations	(2,074,110)	(1,010,956)
Net cash used in (provided by) operating activities from discontinued operations	(3,898)	207,721
Net cash used in operating activities	(2,078,008)	(803,235)

Cash flows from investing activities
Capital expenditures and other additions	(16,415)	(1,620)
Loan to related party	(3,000,000)	-
Net cash used in investing activities	(3,016,415)	(1,620)

Cash flows from financing activities
Proceeds from related party loans	-	608,228
Net proceeds from option exercises	-	10,150
Payments of warrant redemption	-	(1,116,744)
Net proceeds from issuance of common stock	1,492,538	1,116,744
Net cash provided by financing activities	1,492,538	618,378

Effect of exchange rate fluctuations on cash and cash equivalents	(18,128)	(221,787)

Net decrease in cash	(3,620,013)	(408,264)

Cash at beginning of year	10,787,690	624,724
Cash at end of period	7,167,677	216,460

Less: cash at end of period from discontinued operations	-	92,605
Cash at end of period from continuing operations	$7,167,677	$123,855

Supplemental cash flow information
Income tax paid	$-	$-
Interest paid	$219	$72,320

F-3